EXHIBIT 99.1

Galapagos Announces Strategic Update on Proposed Separation, Executive Leadership Transition and Board Changes

Galapagos to re-evaluate the implementation of the previously announced separation following regulatory and market developments

Galapagos to explore all strategic alternatives for its existing businesses, including cell therapy, with a focus on maximizing resources available for transformative business development transactions

Mr. Henry Gosebruch appointed by the Galapagos Board of Directors as CEO of Galapagos, effective immediately, succeeding Dr. Paul Stoffels who announced his retirement in April 2025

Mr. Jérôme Contamine, formerly Lead Non-Executive Director, has been appointed Chair of the Board of Directors of Galapagos, replacing Dr. Paul Stoffels

Mechelen, Belgium; May 13, 2025, 07:30 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today provides a strategic update on the proposed separation, executive leadership transition and changes to its Board of Directors.

On January 8, 2025, Galapagos announced its intention to separate into two publicly traded entities with Galapagos to advance novel cell therapies and SpinCo, a new biotechnology company focused on building a pipeline of innovative medicines through transformational transactions. This planned separation, subject to shareholder approval and other customary conditions, was expected by mid-2025.

Since this initial announcement, the Company has made significant progress in reorganizing its business towards the separation. However, following regulatory and market developments, the Galapagos Board of Directors has decided to re-evaluate the previously proposed separation and will explore all strategic alternatives for its existing businesses, including cell therapy, with a focus on maximizing resources available for transformative business development transactions.

As part of this strategic update, the Board of Directors has appointed Mr. Henry Gosebruch as Chief Executive Officer of Galapagos and Executive Director of the Board by way of co-optation, replacing Dr. Paul Stoffels1, effective immediately. On April 21, 2025, Galapagos announced that its Board of Directors appointed Henry Gosebruch as Founding CEO of SpinCo as well as the retirement of Dr. Paul Stoffels as CEO of Galapagos. In this expanded role, Mr. Gosebruch will now lead the strategic evaluation process for Galapagos’ current business, and in parallel, focus on building a pipeline of innovative medicines through transformative business development transactions, leveraging the company’s strong balance sheet and cash resources.

Mr. Jérôme Contamine, member of the Galapagos Board of Directors since April 26, 2022, and Chair of the Audit Committee and Lead Non-Executive Director, has been appointed Chair of the Board of Directors of Galapagos.

Dr. Paul Stoffels will remain with the company in an advisory capacity and assist in the evaluation of strategic options for the cell therapy pipeline assets under development at Galapagos, including its flagship program, GLPG5101, and its innovative decentralized cell therapy manufacturing platform.

Mr. Jérôme Contamine, Chair of the Board of Galapagos, commented, “I am honored to have been appointed as Chair of the Board of Galapagos. Paul has led with purpose and integrity, and the Board and I are extremely thankful for his leadership during a pivotal period for our company. The Board and I are fully committed to supporting Henry in his endeavor to explore ways to accelerate the building of an innovative portfolio, leveraging the company’s strong balance sheet, while finding the best option, both for patients and for our shareholders, for the future of our cell therapy activities.”

“I am very pleased to join the talented team at Galapagos as CEO. Together with the Board, we will intensify our efforts on delivering value for all our stakeholders,” said Mr. Henry Gosebruch, CEO of Galapagos. “We are currently evaluating strategic options regarding our clinical programs and other assets. I look forward to working with Paul in finding a value-maximizing alternative for the cell therapy business including exploring mergers, divestures, and out-licensing. In parallel, we will pursue transformative business development opportunities in order to build an innovative pipeline with the potential to deliver differentiated medicines for patients.”

In connection with this appointment, the Company will issue new restricted stock units (RSUs) and subscription rights.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs and anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding potential transaction alternatives and strategic options. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the possibility that such transaction alternatives and strategic options may not materialize or may not yield the desired results, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV.’